December 23, 2014

VIA EDGAR

Office of the Secretary
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Larry Spirgel, Esq.

Re:	Vonage Holdings Corp. (the “Company”)
Form 10-K for Fiscal year Ended December 31, 2013
Filed February 13, 2014
File No. 001-32887

Ladies and Gentlemen:
Vonage Holdings Corp. (the “Company”), is sending this letter to confirm the extension of time to respond to the Staff’s comment letter dated December 17, 2014 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.  As discussed this morning, the Company will file its written response to the Staff’s comment letter no later than January 16, 2015.  Please contact me at 732.444.2364 with any questions or concerns.
Sincerely,
VONAGE HOLDINGS CORP.

By: __/s/ Kurt M. Rogers___
Kurt M. Rogers
Chief legal Officer